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                                                                     EXHIBIT 4.2

                        CONVERTIBLE PROMISSORY AGREEMENT

$60,000                                                   Date: January 30, 2002

     This Agreement by and between, PARACELSIAN, INC., a Delaware corporation with an address at 222 Langmuir Laboratories, Cornell Technology Park, Ithaca, NY 14850 (hereinafter called "Company") and Acquisitions Consulting Corp. or its assigns with an address at c/o Team Management, P.O. Box 1704, Hurst, Texas 76053 hereinafter called "Note Holder").

WITNESSETH:

WHEREAS, Note Holder is willing to lend Company the aggregate sum of Sixty Thousand Dollars ($60,000) as evidenced by this Promissory Agreement (hereinafter called "Note").

In consideration of the mutual covenants and conditions herein contained, the parties hereby agree, represent and warrant as follows:

     A. The Company authorizes the issuance of this Note in the aggregate principal amount of $60,000 to be dated January 30, 2002, to mature in six months on July 29, 2002, on which date all principal and interest will be paid in full, and to bear interest on any unpaid principal thereof at the rate fifteen percent (15%) per annum until maturity. Interest will be paid monthly on the thirtieth (30th) of each month.

     B. The Note Holder at any time up to and including the maturity date but not thereafter may convert the Note into as many shares of Restricted Common Stock of the Company as the principal and any accrued interest of the Note so converted in a multiple of $0.25 per share, and upon surrender of this Agreement representing the Note to the Company at its principal office.

     C. No fractional share of Common Stock shall be issued upon conversion of the Note. Upon conversion of the Note, the Company shall pay any remaining accrued and unpaid interest and principal to the Note Holder.

     D. In case the Company shall at any time divide its outstanding shares of Common Stock into a greater number of shares, the conversion price in effect immediately prior to such subdivision should be proportionately reduced, and, conversely, in the case of outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the actual conversion price in effect immediately prior to such combination shall be proportionately increased.

     E. This Agreement may not be modified, amended or terminated except by written agreement executed by all the parties hereto.

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IN WITNESS THEREOF, this Note has been duly executed on the day and year first above written.

PARACELSIAN, INC.


By:     /s/ NoriYoshi Inoue
    ------------------------------------
        President & CEO


[Corporate Seal]


Attest:


/s/ Gary G. Chabot                Secretary
----------------------------------


I, T. Colin Campbell, residing at 8 Fiddlers Green, Lansing, New York 14482 will guarantee payment of principal, any interest and other costs related to payment of $30,000 of this Promissory Agreement between Paracelsian, Inc. and Acquisitions Consulting, Inc.

 /s/ T. Colin Campbell
-----------------------------------------
 T. Colin Campbell


I, NoriYoshi Inoue, residing at 72 Hampton Road, Scarsdale, New York 10583 will guarantee payment of principal, any interest and other costs related to payment of $30,000 of this Promissory Agreement between Paracelsian, Inc. and Acquisitions Consulting, Inc.

 /s/ Noriyoshi Inoue
-----------------------------------------
 NoriYoshi Inoue

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